CONSENT OF SHAUN W. CRISP

In connection with the technical information attributed to the undersigned in the following reports or documents, each of which are incorporated by reference into the registration statement on Form 40-F (the "Form 40-F") being filed by B2Gold Corp. (the "Company") with the United States Securities and Exchange Commission, the undersigned hereby consents to reference to the undersigned's name and the following report or document, or the information derived from the following report or document, incorporated by reference into the Form 40-F:

1) the report dated March 31, 2010 entitled, "Independent Technical Report on the Otjikoto Gold Project" (the "Otjikoto Report");
2) the Company's management information circular dated November 19, 2012 which includes references to my name in connection with information relating to the Otjikoto Report and the properties described therein; and
3) the Company's annual information forms dated March 28, 2013 and March 30, 2012 which include references to my name in connection with information relating to the Otjikoto Report and the properties described therein.

By: Shaun W. Crisp

Date: April _4_, 2013